ILoadApp

A Nevada Corporation

_________________________________________________________________________________

190/1 Alba Iulia St., Chisinau, Moldova MD2071

Telephone: 373-6923-1658

November 18, 2013

VIA E-MAIL AND EDGAR TRANSMISSION

U. S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Ivan Griswold

Staff Attorney

Re: ILoadApp

Amendment No. 1 to Registration Statement on Form S-1

Filed October 4, 2013

File No. 333-190786

Dear Mr. Griswold:

On behalf of ILoadApp (the “Company”), the undersigned hereby submits a response to comments raised by the staff (the “Staff”) of the U. S. Securities and Exchange Commission (the “Commission”) in its letter of comments dated October 22, 2013 (the “Comment Letter”) relating to the Company’s Registration Statement on Form S-1 originally filed on August 23, 2013 and amended on October 4, 2013.

In response to the Comment Letter, we are filing with the Commission today, Amendment No. 2 to the Registration Statement (the “Amendment”). We are sending you a marked copy for your review.

The Company’s responses are numbered to correspond to the Staff’s comments. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately under such comment. Set forth below is the Company’s responses to the Staff’s comments.

General

1. Please ensure your financial statements and related disclosures meet the updating requirements of Rule 8-08 of Regulation S-X at the time you file your next amendment.

Response: In accordance with Rule 8-08 of Regulation S-X, we have updated the amended filing with recent financial statements as of August 31, 2013.

2. We note that your amended registration statement did not include a copy marked to reflect changes. Future amendments should include a copy marked to show changes from prior filings. Please ensure that the marked copy is submitted electronically and conforms to the requirements of Item 310 of Regulation S-T. Submission of HTML versions of the marked document that display changes made within paragraphs are particularly helpful to the review process.

Response: We respectfully note the Staff's comment. We had a technical glitch upon filing our last amendment with a marked copy. With this amendment we are submitting a HTML version of the marked document. If for any reason, it is not satisfactory to you, please notify our corporate counsel, so it can be resent. We appreciate your understanding.

3. You state that you have established a separate bank account at the National Bank of Moldova. Please clarify in your response whether that bank is involved in commercial banking and describe more fully the type of account that you have established with the National Bank of Moldova.

Response: We have revised the Registration Statement to reflect ProCredit Bank, 65, Stefan сel Mare Ave., Office 901, Chisinau, Moldova will serve as the escrow account for this offering. The National Bank of Moldova cannot accommodate an escrow account. The purpose of the escrow account is to segregate funds, in order provide our auditor with a separate bank account to validate the funds of this offering. We do not plan to use the escrow account for any other corporate purposes.

4. You indicate in your liquidity and capital resources discussion that Ms. Trifon intends to design, develop and produce your first app at a minimum cost to the Company. Although we note your disclosure on page 45, that “[s]he is familiar with business operations and requirements to develop and design educational apps,” please discuss in an appropriate location of the prospectus what experience, if any, Ms. Trifon has in designing, developing and producing apps and expand her business background discussion accordingly. Alternatively, consider including risk factor disclosure relating to the lack of actual software development experience and the related risks to your business.

Response: We respectfully note the Staff's comment, and we agree with your discussion points. For this reason, we chose your alternative suggestion and we included a risk factor relating to Ms. Trifon's lack of actual software development experience and the related risks to our business. See new risk factor Number 11.

Cover Page

5. We note your response to prior comment 2; please revise the cover page to state specifically, consistent with your disclosure elsewhere, that the selling shareholders will sell their shares at $0.01 per share until your shares are quoted on the OTCBB and thereafter at prevailing market prices or privately negotiated prices.

Response: We have added in the third paragraph on the Cover Page that, "The selling shareholders may sell their shares at $0.01 per share until their shares are quoted on the OTCBB and thereafter at prevailing market prices or privately negotiated prices."

6. We note your response to prior comment 4. Please provide us with the specific factual information supporting your belief that you have an operating history, limited or otherwise. In this regard, we note, among other matters, your disclosure in Note 3 to your financial statements that “the Company has not commenced its planned principal operations.”

Response: The disclosure in Note 3 of our financial statements was written for the financials ending May 31, 2013. Since that time, we have made significant progress with our business plan. We have expended a good deal of time and resources to move our plan forward. Keep in mind, most of our progress comes in terms of research and the development of apps. As an example of our progress, we have developed a Beta site for ILoadApp which can be found at the following site: http://beta.iloadapp.com/. Until the beta site is completed and operational to our satisfaction, we would prefer not to include this site in our Registration Statement, as it might confuse and mislead investors to conclude we are further along in our business plan.

Use of Proceeds, page 22

7. Although we note your revisions in response to prior comment 5, it appears that your disclosures pertaining to offering expenses are inconsistent. For example, your discussion on page 22 reflects offering expenses that increase depending on number of shares sold in the offering whereas elsewhere you indicate that your offering expenses are fixed at $5,807. Please revise as necessary.

Response: In our discussion under the "Use of Proceeds" chart we added legal, audit and filing fees as an expense of the offering to bring consistency to the document. Based on the amount of monies raised versus the offering expenses, we indicated that we might experience a shortfall. Therefore, to explain how we plan to handle this shortfall, we added that the "Cash on hand in the past was used to prepay the audit, legal and registration offering expenses. Management does not plan to use any of the proceeds from this offering to replace cash to the balance sheet, but to use any proceeds from this Offering, whereby 40% of the proceeds will be used for internet marketing, and 60% of the proceeds will be used for accounting fees." We also adjusted the language on Page 6 under "Use of Proceeds," to reflect this disclosure.

Plan of Distribution, page 25

8. We reissue prior comment 6 in part, insofar as your document appears to contain internally inconsistent disclosures regarding whether you have established an escrow account. For example, on page 25, you state that “[t]here is no escrow, trust or similar account in which your subscription will be deposited,” while elsewhere on that page you reference “‘good funds’ [being] received in our escrow account.” If you have established an escrow account, please file the escrow agreement as an exhibit to the registration statement and explain the purpose of the escrow agreement given the nature of your offering.

Response: The purpose of the escrow account at ProCredit Bank, Chisinau, Moldova is to segregate the offering funds, in order provide our auditor with separate bank account information to help the auditor complete their audit of this Offering. We recognize this Offering is made on a "best efforts" no minimum basis; however, we want to have a control system in place to track the Offering proceeds. We have revised the disclosure on page 25 to bring consistency to the Registration Statement and explain the basis for this Offering escrow account.

Management’s Discussion and Results of Operations Business Plan Timeline, page 36

9. We note your revisions in response to prior comment 17. Please address the following concerns:

•         Revise milestone 1 to state that you will not be a fully reporting company;

•         Revise milestone 2 to remove references to net proceed amounts, since it is not certain that you will receive all or any funds through the offering; and

•         Revise milestone 8 to avoid stating profitability goals.

Response: We have addressed each of your above concerns in the Business Plan Timeline. The appropriate revisions have been made.

Liquidity and Capital Resources, page 38

10. You state that Ms. Trifon intends to design, develop and produce your first app at a minimum cost to the Company. Please tell us whether Ms. Trifon will be paid any salary, either on a cash or accrued basis, or will otherwise be compensated for these efforts. Also tell us whether there are any related software development costs such as third-party software licenses. If so, please amend your disclosure here and in the Business Plan Timeline to describe such costs.

Response: We have added the following disclosure that "Ms. Trifon does not plan to take any salary or compensation from the Company, until cash flows permit her to do so. She will not be compensated for her personal efforts in producing the first app for the Company." We also added that "since we plan to develop our own apps, we do not anticipate any third-party software licenses."

Exhibits, page II-3 Exhibit 5.1

11. We note your revisions in response to prior comment 22 addressing the resale; however, because your offering relates both to a resale of shares that are already outstanding and to the initial offering of unissued shares by the company, your legality opinion must address both the issued and unissued shares. Accordingly, please provide a revised legality opinion that opines on both the issued and unissued shares.

Response: We asked our corporate counsel to provide a revised legality opinion that opines on both the issued and unissued shares. His updated letter is attached as Exhibit 5.

The Company acknowledges that:

•         should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•         the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•         the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing, please do not hesitate to contact Thomas C. Cook, Esq., our corporate counsel, at (702) 221-1925.

ILoadApp

By: /s/ Veronica Trifon

Veronica Trifon

Chief Executive Officer

cc: Thomas C. Cook, Esq.